                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                      ----------

                                    SCHEDULE 13D/A

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 28)


                                MICHAELS STORES, INC.
                                   (Name of Issuer)


                       COMMON STOCK, PAR VALUE $0.10 PER SHARE
                            (Title of Class of Securities)


                                     594087-10-8
                                    (CUSIP Number)


                                   ROBERT L. ESTEP
                              JONES, DAY, REAVIS & POGUE
                              2300 TRAMMELL CROW CENTER
                                   2001 ROSS AVENUE
                                 DALLAS, TEXAS  75201
                                    (214) 220-3939
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    JULY 29, 1997
                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                            (Continued on following pages)

                                 (Page 1 of 10 Pages)

CUSIP NO. 594087-10-8                    13D/A                Page 2 of 10 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Sam Wyly  ###-##-####
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   BK, OO, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                                         / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
--------------------------------------------------------------------------------
 NUMBER OF     7   SOLE VOTING POWER
   SHARES
BENEFICIALLY       1,616,069
  OWNED BY     -----------------------------------------------------------------
    EACH       8   SHARED VOTING POWER
 REPORTING
PERSON WITH        215,836
               -----------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER

                   2,816,069
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   215,836
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    3,031,905
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP NO. 594087-10-8                    13D/A                Page 3 of 10 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles J. Wyly, Jr.  ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    BK, OO, WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                        / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
 NUMBER OF     7   SOLE VOTING POWER
   SHARES
BENEFICIALLY       1,267,607
  OWNED BY     -----------------------------------------------------------------
    EACH       8   SHARED VOTING POWER
 REPORTING
PERSON WITH        200,000
               -----------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER

                   1,867,607
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   200,000
--------------------------------------------------------------------------------
               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,067,607
--------------------------------------------------------------------------------
               12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
               13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.2%
--------------------------------------------------------------------------------
               14  TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP NO. 594087-10-8                    13D/A                Page 4 of 10 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Maverick Entrepreneurs Fund, Ltd.
    75-2319145
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    BK, OO, WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                        / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
   SHARES
BENEFICIALLY       200,000
  OWNED BY     -----------------------------------------------------------------
    EACH       8   SHARED VOTING POWER
 REPORTING
PERSON WITH    0
               -----------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER

                   200,000
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    200,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .72%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP NO. 594087-10-8                    13D/A                Page 5 of 10 Pages

    This Schedule 13D/A Amendment No. 28 hereby amends and restates in its entirety the Schedule 13D, filed jointly by Sam Wyly, Charles J. Wyly, Jr. and Maverick Entrepreneurs Fund, Ltd. ("Maverick Entrepreneurs" and collectively with Sam Wyly and Charles J. Wyly, Jr., the "Reporting Persons") with respect to the securities of Michaels Stores, Inc. (the "Company").

Item 1.  SECURITY AND ISSUER.

         Not amended.

Item 2.  IDENTITY AND BACKGROUND.

         Not amended.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not amended.

Item 4.  PURPOSE OF TRANSACTION.

         Not amended.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety to read as follows:

    (a)-(c) On July 17, 22, 23, 24 and 25, 1997, Sam Wyly exercised and sold an aggregate of 633,333 options to purchase Common Stock at prices of $22.00, $21.3971, $21.3849, $21.0236 and $20.8806, respectively.

    On July 25, 1997, Maverick Entrepreneurs Fund, Ltd., a Texas limited partnership, sold 100,000 shares of Common Stock on the open market at a price of $20.8806 per share. Sam Wyly and Charles J. Wyly, Jr. are both General Partners and share beneficial ownership of the Common Stock held by Maverick Entrepreneurs Fund, Ltd.

    On July 25, 1997, Sam Wyly received an option grant to purchase 1,200,000 shares of Common Stock, 100% of which were exercisable and deemed beneficially owned on the date of grant.

    As a result of the above, Sam Wyly currently beneficially owns 3,031,905 shares, or approximately 10.4% of the outstanding Common Stock. Sam Wyly beneficially owns (i) 1,200,000 of such shares by virtue of this ownership of options to purchase Common Stock, (ii) 1,074,536 of such shares as the sole general partner of Tallulah, Ltd., (iii) 200,000 of such shares as a general partner of Maverick Entrepreneurs, (iv) 15,836 of such shares by virtue of his holding a power of attorney to vote the shares of two adult children, and
(v) an aggregate of 541,533 of such shares as the sole trustee of the Sam Wyly Trusts listed below:

                                                  NUMBER OF SHARES
                    NAME OF TRUST                BENEFICIALLY OWNED
                    -------------                ------------------

      1.  The Christiana Parker Wyly Trust            82,393
      2.  The Andrew David Sparrow Wyly Trust         82,393
      3.  The Laurie L. Wyly Revocable Trust         123,943
      4.  The Lisa Wyly Revocable Trust              123,943
      5.  The Kelly Wyly Elliot Trust                128,861

Sam Wyly possesses sole voting power with respect to 1,616,069 shares of Common Stock, sole dispositive power with respect to 2,816,069 shares of Common Stock and shared voting and dispositive power with respect to 215,836 shares of Common Stock.

    On July 17, 22, 23, 24 and 25, 1997, Charles J. Wyly, Jr. exercised and sold an aggregate of 367,417 options to purchase Common Stock at prices of $22.00, $21.3971, $21.3849, $21.0236 and $20.8806, respectively.

    On July 25, 1997, Maverick Entrepreneurs Fund, Ltd., a Texas limited partnership, sold 100,000 shares of Common Stock on the open market at a price of $20.8806 per share. Sam Wyly and Charles J. Wyly, Jr. are both General Partners and share beneficial ownership of the Common Stock held by Maverick Entrepreneurs Fund, Ltd.

    On July 25 and 28, 1997, Brush Creek, Ltd., a Texas limited partnership, sold 155,000 shares of Common Stock at a price of $20.8806 per share and 100,000 shares of Common Stock at a price of $21.50 per share, respectively on the open market. Charles J. Wyly, Jr. is the sole General Partner of such partnership.

CUSIP NO. 594087-10-8                 13D/A                Page 6 of 10 Pages


    On July 28, 1997, the Charles J. Wyly, III Trust and the Emily Ann Wyly Trust each sold 24.813 shares of Common Stock and the Jennifer Lynn Wyly Trust sold 25,000 shares of Common Stock on the open market at $21.50 per share. Charles J. Wyly, Jr. is trustee of all three trusts.

    On July 28, 1997, Charles J. Wyly, III and Emily Ann Wyly, both adult children of Charles J. Wyly, Jr. each sold 187 shares of Common Stock on the open market at $21.50 per share. Charles J. Wyly, Jr. held powers of attorney to vote all such shares.

    On July 25, 1997, Charles J. Wyly, Jr. received an option grant to purchase 600,000 shares of Common Stock, 100% of which were exercisable and deemed beneficially owned on the date of grant.

    As a result of the above, Charles J. Wyly, Jr. currently beneficially owns 2,067,607 shares, or approximately 7.2% of the outstanding Common Stock.
 Charles J. Wyly, Jr. beneficially owns (i) 600,000 of such shares by virtue of his ownership of options to purchase Common Stock, (ii) 500,000 of such shares as the sole general partner of Brush Creek, Ltd., (iii) 200,000 of such shares as a general partner of Maverick Entrepreneurs, and (iv) an aggregate of 767,607 of such shares as trustee of the Charles Wyly Trusts listed below:

                                                          Number of Shares
                               Name of Trust             Beneficially Owned
                               -------------             ------------------
                  1.  The Martha Caroline Wyly Trust          170,000
                  2.  The Charles J. Wyly, III Trust          199,434
                  3.  The Emily Ann Wyly Trust                199,333
                  4.  The Jennifer Lynn Wyly Trust            198,840

Charles J. Wyly, Jr. possesses sole voting power with respect to 1,267,607 shares of Common Stock, sole dispositive power with respect to 1,867,607 shares of Common Stock and shared voting and dispositive power with respect to 200,000 shares of Common Stock.

    Maverick Entrepreneurs beneficially owns and possesses sole voting and dispositive power with respect to 200,000 shares, or approximately .72% of the outstanding Common Stock.

    The Reporting Persons as a group beneficially own an aggregate of 4,899,512 shares of Common Stock, or approximately 16.4% of the outstanding Common Stock. The Reporting Persons as a group have sole voting power with respect to 3,083,676 shares of Common Stock and sole dispositive power with respect to 4,883,676 shares of Common Stock. The Reporting Persons as a group have shared voting and dispositive power with respect to 15,836 shares of Common Stock.

    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed to be beneficially owned by the Reporting Persons.

    (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Not amended.

CUSIP NO. 594087-10-8                 13D/A                Page 7 of 10 Pages

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.*      Agreement pursuant to Rule 13d-1(f)(1)(iii).

         Exhibit 2.1 Form of Loan Agreement dated as of February 23, 1995 between Lehman Brothers Finance S.A., and the Charles Wyly Trusts and Brush Creek, Ltd. (Previously filed as Exhibit 2.1 to Amendment No. 23 to this Schedule 13D.)

         Exhibit 2.2 Form of Loan Agreement, dated as of February 23, 1995, between Lehman Brothers Finance S.A., and the Sam Wyly Trusts, Tallulah Ltd. and Maverick Entrepreneurs. (Previously filed as Exhibit 2.2 to Amendment No. 23 to this Schedule 13D.)

         Exhibit 3.1 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.1 to Amendment No. 23 to this Schedule 13D.)

         Exhibit 3.2 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.2 to Amendment No. 23 to this Schedule 13D.)

         Exhibit 3.3 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.3 to Amendment No. 23 to this Schedule 13D.)

         Exhibit 3.4 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.4 to Amendment No. 23 to this Schedule 13D.)

         Exhibit 4.1 Form of Pledge Agreement, dated as of February 23, 1995, between Lehman Brothers Finance S.A. and the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 4.1 to Amendment No. 23 to this Schedule 13D.)

         Exhibit 4.2 Form of Pledge Agreement, dated as of February 23, 1995, between Lehman Brothers Finance S.A. and the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 4.2 to Amendment No. 23 to this Schedule 13D.)

         Exhibit 5.       Form of Guarantee Agreement.  (Previously filed as
                          Exhibit 5.1 to Amendment No. 23 to this Schedule
                          13D.)

         Exhibit 6. Form of Amended and Restated Loan Agreement, dated November 22, 1996, among NationsBank and each of
                          (i) the Sam Wyly Trusts and Tallulah, Ltd.; (ii) the Charles Wyly Trusts and Brush Creek Limited; and (iii) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 6 to Amendment No. 27 to this Schedule 13D.)

         Exhibit 7. Form of Pledge Agreement, dated November 22, 1994, between NationsBank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; (iv) the Charles Wyly Trusts; and
                          (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 3 to Amendment No. 26 to this
                          Schedule 13D.)

         Exhibit 8. Form of Collateral Maintenance Agreement, dated November 22, 1994, between NationsBank and each of
                          (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts;
                          (iii) Brush Creek, Ltd.; (iv) the Charles Wyly Trusts; and (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 4 to Amendment No. 26 to this Schedule 13D.)

         Exhibit 9. Guaranty, executed as of November 22, 1994, by Tallulah, Ltd., the Sam Wyly Trusts, Brush Creek, Ltd., the Charles Wyly Trusts, and Even Wyly, in favor of NationsBank. (Previously filed as Exhibit 5 to Amendment No. 26 to this Schedule 13D.)

-----------------
* Filed herewith.

CUSIP NO. 594087-10-8                 13D/A                Page 8 of 10 Pages



                                    SIGNATURES

    After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    August 28, 1997                 /s/ Sam Wyly
                                         -------------------------------------
                                         Sam Wyly


                                         /s/ Charles J. Wyly, Jr.
                                         -------------------------------------
                                         Charles J. Wyly, Jr.


                                         MAVERICK ENTREPRENEURS FUND, LTD.


                                         By:  /s/ Sam Wyly
                                             ---------------------------------
                                              Sam Wyly
                                              General Partner


                                         By:  /s/ Charles J. Wyly, Jr.
                                             ---------------------------------
                                              Charles J. Wyly, Jr.
                                              General Partner

CUSIP NO. 594087-10-8                 13D/A                Page 9 of 10 Pages


                                    EXHIBIT INDEX


Exhibit No.
-----------
   1.*             Agreement pursuant to Rule 13d-1(f)(1)(iii).

   2.1 Form of Loan Agreement dated as of February 23, 1995 between Lehman Brothers Finance S.A., and The Charles Wyly Trusts and Brush Creek, Ltd. (Previously filed as
                   Exhibit 2.1 to Amendment No. 23 to this Schedule 13D.)

   2.2 Form of Loan Agreement, dated as of February 23, 1995, between Lehman Brothers Finance S.A., and The Sam Wyly Trusts, Tallulah Ltd. and Maverick Entrepreneurs. (Previously filed as Exhibit 2.2 to Amendment No. 23 to this Schedule 13D.)

   3.1 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.1 to Amendment No. 23 to this Schedule 13D.)

   3.2 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.2 to Amendment No. 23 to this Schedule 13D.)

   3.3 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.3 to Amendment No. 23 to this Schedule 13D.)

   3.4 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.4 to Amendment No. 23 to this Schedule 13D.)

   4.1 Form of Pledge Agreement, dated as of February 23, 1995, between Lehman Brothers Finance S.A. and the Counterparties set forth on Exhibit A thereto.
                   (Previously filed as Exhibit 4.1 to Amendment No. 23 to this Schedule 13D.)

   4.2 Form of Pledge Agreement, dated as of February 23, 1995, between Lehman Brothers Finance S.A. and the Counterparties set forth on Exhibit A thereto.
                   (Previously filed as Exhibit 4.2 to Amendment No. 23 to this Schedule 13D.)

   5.              Form of Guarantee Agreement.  (Previously filed as
                   Exhibit 5.1 to Amendment No. 23 to this Schedule 13D.)

   6. Form of Amended and Restated Loan Agreement, dated November 22, 1996, among NationsBank and each of (i) the Sam Wyly Trusts and Tallulah, Ltd.; (ii) the Charles Wyly Trusts and Brush Creek Limited; and (iii) Maverick Entrepreneurs Fund, Ltd. (Previously filed as
                   Exhibit 6 to Amendment No. 27 to this Schedule 13D.)

   7. Form of Pledge Agreement, dated November 22, 1994, between NationsBank and each of (i) Tallulah, Ltd.;
                   (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.;
                   (iv) the Charles Wyly Trusts; and (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 3 to Amendment No. 26 to this Schedule 13D.)

   8. Form of Collateral Maintenance Agreement, dated November 22, 1994, between NationsBank and each of
                   (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts;
                   (iii) Brush Creek, Ltd.; (iv) the Charles Wyly Trusts; and (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 4 to Amendment No. 26 to this Schedule 13D.)

   9.              Guaranty, executed as of November 22, 1994, by
                   Tallulah, Ltd., the Sam Wyly Trusts, Brush Creek, Ltd., the Charles Wyly Trusts, and Even Wyly, in favor of NationsBank. (Previously filed as Exhibit 5 to Amendment No. 26 to this Schedule 13D.)

-----------------
* Filed herewith.